Exhibit to Accompany
Item 77K
Form N-SAR
VC Co-Investment Fund II
(the "Fund")

July 31, 2014

Colin Sanderson
McGladrey LLP
1185 Avenue of the Americas
New York, NY  10036

Dear Mr. Sanderson,

Enclosed please find a copy of the Fund's response to Item 77k of Form N-SAR which we propose to file with the Securities and Exchange
Commission in connection with the resignation of McGladrey LLP as the independent registered public accounting firm for the Fund.

Please furnish us with a letter by August 20, 2014, addressed to the Commission stating whether you agree with the statements made therein and, if not, detailing the particular statements with which you do not agree. We will file your letter as an exhibit to the enclosed response.

Thank you for your prompt assistance.

/s/ R. Lance Baker
R. Lance Baker
Principal Financial Officer